Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232144

Prospectus Addendum to the Prospectus dated August 1, 2019 and the Prospectus Supplement dated August 1, 2019

BARCLAYS BANK PLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

We, Barclays Bank PLC (the “Issuer”), from time to time may offer and sell certain debt securities as part of our Global Medium-Term Notes, Series A program (the “notes”). This prospectus addendum supplements the accompanying prospectus dated August 1, 2019 (the “prospectus”) and the prospectus supplement dated August 1, 2019 (the “prospectus supplement”) for the notes. You should read this prospectus addendum, the accompanying prospectus, the prospectus supplement, the applicable product supplement(s), if any, the applicable underlying supplement, if any, and the applicable free writing prospectus or pricing supplement carefully before you invest. We refer to any free writing prospectus or pricing supplement relating to the notes as a “pricing supplement” in this prospectus addendum.

Investing in the notes involves risks. We encourage you to read and carefully consider the risk factor beginning on page PA-1 of this prospectus addendum for a discussion of factors you should carefully consider before deciding to invest in the notes.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this prospectus addendum is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of the Issuer and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Capital Inc. and other entities disclosed in the applicable pricing supplement may solicit offers to subscribe for the notes as our agent. We may also issue notes to any agent as principal for its own account at prices to be agreed upon at the time of subscription. The agents may resell any notes they subscribe for as principal for their own accounts at prevailing market prices, or at other prices, as the agents determine. The applicable pricing supplement will disclose the agent’s discounts and commissions, if any. Unless we or our agent informs you otherwise in the confirmation of sale, the agents may use this prospectus addendum, the prospectus, the prospectus supplement, the applicable pricing supplement and the applicable product supplement, if any, and underlying supplement, if any, in connection with offers and sales of the notes in market-making transactions.

May 11, 2020

RISK FACTORS

Your investment in the notes will involve certain risks. You should consider carefully the following risk factor together with the information contained in the prospectus supplement, the applicable product supplement, if any, the applicable underlying supplement, if any, the relevant pricing supplement and the Issuer’s most recent annual report on Form 20-F (including the forward-looking statements) before you decide that an investment in the notes is suitable for you.

Risks relating to the impact of COVID-19

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. There are a number of factors associated with the pandemic and its impact on global economies that could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial institutions such as the Issuer.

The COVID-19 pandemic has caused disruption to the customers, suppliers and staff globally of Barclays PLC, the parent company of the Issuer, together with its subsidiary undertakings (collectively, the “Group”). A number of jurisdictions in which the Group operates have implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. These restrictions are being determined by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. It remains unclear how this will evolve through 2020 and the Group continues to monitor the situation closely. However, despite the COVID-19 contingency plans established by the Group, its ability to conduct business may be adversely affected by disruptions to its infrastructure, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Group’s customers, and reputational damage.

In many of the jurisdictions in which the Group operates, schemes have been initiated by central banks and national governments to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. The details of how these schemes will operate, the impact on the Group’s customers and therefore the impact on the Group remain uncertain at this stage. However, certain actions (such as the introduction of mortgage payment holidays or the cancellation of fees associated with certain products) may negatively impact the effective interest rate earned on certain of the Group’s portfolios and lower fee income being earned on certain products. Lower interest rates globally will negatively impact net interest income earned on certain of the Group’s portfolios. Both of these factors may in turn negatively impact the Group’s profitability. Furthermore, the introduction of, and participation in, central-bank supported loan schemes and other financing schemes introduced as a result of the COVID-19 pandemic may negatively impact the Group’s risk weighted assets (“RWAs”), level of impairment and, in turn, capital position.

The actions taken by various governments and central banks, in particular in the United Kingdom and the United States, may indicate a view on the potential severity of any economic downturn and post recovery environment, which from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. An immediate financial impact in the first half of 2020 will be higher expected credit losses (“ECLs”) driven by a change in the economic scenarios used to calculate ECLs. The COVID-19 pandemic has led to a weakening in gross domestic product (“GDP”) in many of the jurisdictions in which the Group operates and higher unemployment in those same jurisdictions. Accordingly, the probability of a more adverse economic scenario for at least the short term is substantially higher than on December 31, 2019 and GDP and unemployment are two of the factors that affect the modelling of ECLs by the Group. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer-term effectiveness of central bank, government and other support measures. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the oil and gas, retail, airline, and hospitality and leisure sectors).

Furthermore, the Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to page 34 of the Issuer’s Form 20-F, filed February 14, 2020 with the SEC.

Should the COVID-19 pandemic continue to cause disruption to economic activity globally through 2020, there could be adverse impacts on the Group’s other assets such as goodwill and intangibles, and the value of Barclays PLC’s investments in subsidiaries. There could also be further impacts on the Group’s income due to lower lending and transaction volumes due to volatility or weakness in the capital markets. Other potential risks include credit rating migration, which could negatively impact the Group’s RWAs and capital position, and potential liquidity stress due to (among other things) increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Furthermore, a significant increase in the utilisation of credit cards by Barclaycard customers could have a negative impact on the Group’s RWAs and capital position.

Central bank, government actions and other support measures taken in response to the COVID-19 pandemic may also create restrictions in relation to capital. Government restrictions may further limit management’s flexibility in managing the business and taking action in relation to capital distributions and capital allocation.

Any and all such events mentioned above could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Group’s customers, employees and suppliers.